Mail Stop 4561

December 23, 2008

Mr. Brian K. Miller
Executive Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

> **Re: Tyler Technologies, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **File No. 001-10485**

Dear Mr. Miller:

We have reviewed your response letter dated December 3, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2008.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 16

General

1.   We refer to comment 6 of our prior letter dated November 18, 2008. In your response, you indicate that you will disclose that stock option awards are discretionary. In addition to disclosing that stock option awards are discretionary, we would expect to see discussion and analysis of how discretion was applied to reach the ultimate stock option awards. For example, in the event that you base compensation on an executive's change(s) in responsibility, you should discuss

the specific change(s) in responsibility and how the change(s) in responsibility substantively affected the Committee's decisions with respect to that executive's compensation.

You also state that the Committee, using its judgment, may exercise discretion in granting additional bonus amounts as it deems appropriate. In the event the Committee does exercise discretion and grant additional bonus amounts, your compensation discussion and analysis should explain how the Committee determined the specific additional bonus amounts awarded and why the Committee deemed the additional bonus amounts appropriate under the circumstance (e.g., was there extraordinary executive performance, did the executive undertake additional responsibilities).

Finally, you indicate that you do not publicly disclose your operating profit plan and earnings per share goals and that you consider these target levels to be confidential information. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executives or how likely it will be for the company to achieve the undisclosed target levels.

2.   We refer to comment 7 of our prior letter dated November 18, 2008. In future filings, the CD&A section should provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee's decision to make specific compensation awards. For example, with respect to the disclosure in your 2007/2008 chart provided in response to comment 7, where base salary is increased because of the executive's prior year performance, we would expect to see discussion and analysis of the specific factor(s) the Committee took into consideration in making its decision to increase the executive's base salary, and how the Committee determined the salary increase amount based upon those factors. In addition, your CD&A should explain how decisions regarding one type of award motivated the Committee to award or consider other forms of compensation.

3.   We refer to comment 8 of our prior letter dated November 18, 2008. In your response, you state that higher ranked executive officers are compensated at a higher percentage of base salary. We would expect to see a discussion and analysis of why certain executive officers are compensated differently than others. For example, if one executive is compensated differently because that executive has additional responsibilities, you should explain how those additional responsibilities resulted in compensation differences.

You also state that your chief executive officer provides recommendations to the Committee on annual bonus performance targets, base salary and stock option awards and that your chief executive officer's recommendations are based on internal pay relationships and consistency, the executives' performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. We would expect to see a discussion and analysis of how those recommendations were used by the Committee in setting the actual compensation for your executives.

4.   We refer to comment 9 of our prior letter dated November 18, 2008. We note that your incentive compensation plans do not include any individual performance goals for attaining cash bonuses or stock options. However, your response indicates that executive performance is considered when the Committee makes compensation decisions. Your CD&A should disclose specific contributions the Committee considered in its evaluation and, if applicable, how they were weighed and factored into compensation decisions. For example, if the Committee made a compensation decision based on extraordinary performance, this contribution, and how this contribution was weighed and factored into a specific compensation decision, should be discussed.

5.   We refer to comment 11 of our prior letter dated November 18, 2008. To the extent that you use comparative compensation information in determining your executive compensation, you should provide a detailed explanation of how you used that comparative information and how that comparative information affected compensation decisions. If you benchmark your compensation, but exercise discretion in using the comparative compensation information, we would expect to see a discussion of the nature and extent of that discretion and whether or how it was exercised.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Staff Attorney, at (202) 551-3397 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief